Exhibit 23D (2)
FORM OF FEE WAIVER AND EXPENSE LIMITATION AGREEMENT

THIS AGREEMENT is made as of __________, 2006 between BLUE INVESTMENT MANAGEMENT, LLC, a Delaware limited liability company, (the “Advisor”) and THE BLUE FUND GROUP, a Massachusetts business trust (the “Trust”) on behalf of The Blue Fund (the "Fund")

1.  Recitals. The Trust has been organized to serve as an investment vehicle primarily for certain large institutional and private client accounts, and both the Trust and the Advisor believe that they and the Trust’s shareholders would benefit if The Blue Fund were to achieve and maintain an amount of assets sufficiently large to result in economies of scale for the Fund and sufficient future revenues for the Advisor. Therefore, the Advisor is agreeing to take certain actions more specifically described below to reduce or eliminate certain costs otherwise borne by shareholders of the Fund and to enhance the returns generated for shareholders of the Fund.

2.  General Agreement. The Advisor will, until this Agreement is terminated under Section 4, take one or more of the three actions described in Section 3 to the extent that the Fund’s total annual operating expenses (not including brokerage commissions, hedging transaction fees and other investment related costs, extraordinary, non-recurring and certain other unusual expenses such as litigation expenses and other extraordinary legal expenses, securities lending fees and expenses and transfer taxes) exceed 1.75% of the Fund’s average daily net assets (the “Expense Limitation”) set forth in the table below:

3.  Actions. The Advisor will use its best efforts to cause the Fund to maintain the expense level described in Section 2 by taking one or more of the following actions: (i) waiving a portion of its fee under the Management Contract between the Advisor and the Trust relating to the Fund; (ii) reimbursing the Fund for expenses exceeding the Expense Limitation; or (iii) paying directly expenses that may exceed the Expense Limitation.

4.  Term. This Agreement shall have an initial term ending on ___________, 2011 and shall automatically be continued thereafter for successive 1-year periods unless the Advisor terminates this Agreement by giving six months written notice prior to the next occurring anniversary date to the other party.

5.  Miscellaneous. The Advisor understands and acknowledges that the Trust intends to rely on this Agreement, including in connection with the preparation and printing of the Trust’s prospectuses and its daily calculation of the Fund’s net asset value.

6.  Disclaimer of Liability. A copy of the Agreement and the Declaration of Trust of the Trust is on file with the Secretary of The Commonwealth of Massachusetts, and notice is hereby given that this instrument is executed on behalf of the Board of Trustees of the Trust as Trustees and not individually and that the obligations of this instrument are not binding upon any of the Trustees or shareholders individually but are binding upon the assets and property of the Trust; provided, however, that the Agreement and Declaration of Trust of the Trust provides that the assets of a particular series of the Trust shall under no circumstances be charged with liabilities attributable to any other series of the Trust and that all persons extending credit to, or contracting with or having any claim against a particular series of the Trust shall look only to the assets of that particular series for payment of such credit, contract or claim.

This Agreement constitutes the entire agreement between the Advisor and the Trust concerning the subject matter hereof and supersedes all prior oral and written agreements and understandings between the parties concerning such subject matter.

IN WITNESS WHEREOF, the parties have executed this Agreement on the day and year first above written.

BLUE INVESTMENT MANAGEMENT, LLC By:_______________________________________________________ Chief Executive Officer

THE BLUE FUND GROUP By:_______________________________________________________ President